Exhibit 21.1

Subsidiaries of High Wire Netowrks, Inc.

Legal Name	Location of Organization
AW Solutions Puerto Rico, LLC	Puerto Rico

Tropical Communications, Inc.	Florida

HWN, Inc.	Delaware

Secure Voice Corporation	Delaware

Overwatch Cyberlab, Inc.	Delaware